Exhibit 99.2

Celulosa Arauco y Constitución S.A. First Quarter 2012 Results May 28th, 2012

Interim Review First Quarter 2012 Results

May 28th, 2012

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review First Quarter 2012 Results

May 28th, 2012

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$1,010.4 million during the first quarter of 2012, a decrease of 2.5% compared to the U.S.$ 1,036.0 million obtained in the fourth quarter of 2011. This decrease is mainly explained by lower sales of our pulp division by 4.9%.

•

During the first quarter of 2012, consolidated Adjusted EBITDA reached U.S.$ 191.6 million, a decrease of 47.4% compared to the U.S.$ 364.6 million Adjusted EBITDA obtained during the fourth quarter of 2011

•

Arauco’s consolidated net income for the first quarter of 2012 reached U.S. $ 52.1 million, a decrease of 71.1% compared to the U.S.$ 179.9 million obtained in the fourth quarter of the year, mainly explained by a 77.5% or U.S.$ 212.6 million decrease in Other operating income.

•	Capital expenditures during the first quarter of 2012 reached U.S.$ 284.7 million, a decrease of 44.4% when compared to the U.S.$ 512.0 million invested during the fourth quarter of 2011.

Key Figures

In U.S. Million	1Q 12	4Q 11	1Q 11	QoQ	YoY	YTD 2012	YTD 2011	YoY

Sales	1,010.4	1,036.0	1,041.7	-2.5%	-3.0%	1,010.4	1,041.7	-3.0%
Cost of sales	(730.9)	(768.8)	(643.6)	-4.9%	13.6%	(730.9)	(643.6)	13.6%
Gross margin	279.6	267.2	398.1	4.6%	-29.8%	279.6	398.1	-29.8%
Operating income (1)	77.7	48.2	206.5	61.2%	-62.4%	77.7	206.5	-62.4%
Net income	52.1	179.9	176.5	-71.1%	-70.5%	52.1	176.5	-70.5%
Adjusted EBITDA	191.6	364.6	332.0	-47.4%	-42.3%	191.6	332.0	-42.3%
Adjusted EBITDA mg.	19.0%	35.2%	31.9%	-46.1%	-40.5%	19.0%	31.9%	-40.5%
LTM(2) Adj. EBITDA	1,167.3	1,307.7	1,539.6	-10.7%	-24.2%	1,167.3	1,307.7	-24.2%
LTM Adj. EBITDA Mg	26.9%	29.9%	38.3%	-10.1%	-29.7%	26.9%	29.9%	-29.7%
CAPEX	284.7	512.0	165.3	-44.4%	72.2%	284.7	165.3	72.2%
Net financial debt	3,128.9	2,897.4	2,470.1	8.0%	26,.7%	3,128.9	2,470.1	26,7%
Net financial debt / LTM Adj. Ebitda	2.7x	2.2x	1.6x	21.1%	67.2%	2.7x	1.6x	67.2%
LTM ROCE (4)	6.0%	7.3%	9.5%	-17.5%	-36.4%	6.0%	9.5%	-36.4%

(1)	Operating income = Gross margin—Distribution costs—Administrative expenses
(2)	LTM = Last Twelve Months
(3)	Capitalization = Financial debt + Shareholder’s Equity
(4)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review First Quarter 2012 Results

May 28th, 2012

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	1Q 2012		4Q 2011		1Q 2011

Pulp	474,6	47,0%	499.1	48.2%	526.9	50,6%
Panels	304,5	30,1%	302.4	29.2%	297.2	28,5%
Sawn Timber	188,8	18,7%	180.6	17.4%	177.4	17,0%
Forestry	34,0	3,4%	47.7	4.6%	34.6	3,3%
Others	8,5	0,8%	6.2	0.6%	5.6	0,5%

TOTAL	1,010.4	100%	1,036.0	100.0%	1,041.7	100%

Consolidated Sales

Arauco’s consolidated sales for the first quarter of 2012 reached U.S.$ 1,010.4 million, 2.5% lower than the U.S.$ 1,036.7 million obtained during the fourth quarter of 2011, mainly due to lower sales of pulp and forestry which decreased 4.9% and 28.7%, respectively.

Compared to the U.S.$ 1,041.7 million obtained in the first quarter of 2011, consolidated sales were 3.0% lower during the first quarter of 2012.

Sales by Business Segment 1Q 2012

(1)	Pulp and Panels divisions sales include Energy

Interim Review First Quarter 2012 Results

May 28th, 2012

Production

During the first quarter of this year, production volume increased 1.6% in our pulp division, while production volume in our panel and sawn timber division decreased 21.1% and 3.4%, respectively, when compared with the fourth quarter of 2011. The main reason for the decrease of our panels production was due to the closure of our Curitiba mill in December of 2011 and the destruction of our Nueva Aldea plywood mill caused by a wildfire in January 1st, 2012.

Compared to the first quarter of 2011, production volume increased 11.7% in our pulp division, mainly explained by the Arauco 2 line that was not operating during January 2011 due to the earthquake. Our panels production decreased 25.1%, caused by the Curitiba closure and destruction of the Nueva Aldea plywood mill.

Production by Business Segment

Interim Review First Quarter 2012 Results

May 28th, 2012

EBITDA Composition

In U.S. Million	1Q 12	4Q 11	1Q 11	QoQ	YoY	YTD 2012	YTD 2011	YoY

Net Income	52.1	179.9	176.5	-71.1%	-70.5%	52.1	176.5	-70.5%
(+) Financial costs	58.1	45.0	51.6	29.1%	12.6%	58.1	51.6	12.6%
(-) Financial income	(3.8)	(3.5)	(7.3)	9.4%	-47.9%	(3.8)	(7.3)	-47.9%
(+) Income Tax	9.3	42.5	47.2	-78.0%	-80.2%	9.3	47.2	-80.2%
EBIT	115.7	263.9	268.0	-56.2%	-56.8%	115.7	268.0	-56.8%
(+) Depreciation & amortization	57.6	60.2	57.0	-4.4%	0.9%	57.6	57.0	0.9%
EBITDA	173.2	324.1	325.0	-46.5%	-46.7%	173.2	325.0	-46.7%
(+) Fair value cost of timber harvested	73.0	83.2	77.3	-12.2%	-5.6%	73.0	77.3	-5.6%
(-) Gain from changes in fair value of biological assets	(43.9)	(57.4)	(57.2)	-23.5%	-23.2%	(43.9)	(57.2)	-23.2%
(+) Exchange rate differences	(10.8)	14.7	(13.2)	-173.6%	-18.0%	(10.8)	(13.2)	-18.0%
Adjusted EBITDA	191.6	364.6	332.0	-47.4%	-42.3%	191.6	332.0	-42.3%

EBITDA

Consolidated Adjusted EBITDA for the first quarter of 2012 was U.S.$ 191.6 million, 47.4% lower than the U.S.$ 364.6 million reached during the previous quarter. The main reason of this decrease can be explained by the insurance claim received in November 2011, that corresponded to the balance of the total claim related to the February 27th, 2010 earthquake event.

Consolidated Adjusted EBITDA for the first quarter of 2012 was 42.3% lower than the U.S.$ 332.0 million reached in the same period of 2011.

Adjusted EBITDA Variation by Business Segment 4Q 11—1Q 12

(In U.S.$ Million)

Interim Review First Quarter 2012 Results

May 28th, 2012

Operating Income

Arauco’s consolidated operating income during the first quarter of the year reached U.S.$ 77.7 million, an increase of 61.2% or U.S.$ 29.5 million compared to the U.S.$ 48.2 million obtained during the fourth quarter of 2011. This is explained mainly by higher Gross Profit of 4.6% or U.S. 12.4 million and lower Distribution Costs and Administrative Expenses of 3.8% or U.S.$ 4.0 million and 11.3% or U.S.$ 13.1 million, respectively.

During the first quarter of 2012, Arauco’s consolidated operating income was 62.4% or U.S.$128.8 million lower than the U.S.$ 206.5 million reached in the same quarter of 2011. This is a consequence of a decrease in Gross Profit by 29.8% or U.S.$118.5 million and an increase in Administrative Expenses by 20.9% or U.S.$ 17.8 million, partially offset by lower Distribution Costs of 7.0% or U.S.$ 7.5 million.

In terms of costs, the first quarter of the year had a decrease of 4.0% in unitary costs of sales for eucalyptus short fiber, while there was little variation for bleached softwood, with a decrease of 0.1% in unitary cost of sales when compared to the fourth quarter of 2011.

Net Income

Net income for the first quarter of 2012 reached U.S.$ 52.1 million, a decrease of 71.1% or U.S.$ 127.8 million compared to the U.S.$ 179.9 million obtained in the fourth quarter of 2011. This is mainly explained by a 77.5% or U.S.$ 212.6 million decrease in Other operating income. Under this item we included in the previous quarter a net gain of U.S.$ 192.9 million that corresponds to the insurance claim due to business interruption after the February 27th, 2010 earthquake, net of asset write-offs and operational expenses of deteriorated or stopped mills.

Compared to the U.S.$ 176.5 million obtained in the first quarter of 2011, consolidated net income was 70.5% lower during the first quarter of 2012, mainly due to a 29.8% or U.S.$ 118.5 million decrease in Gross Margin.

Net Income Variation by Item 4Q 11—1Q 12

(In U.S.$ Million)

Interim Review First Quarter 2012 Results

May 28th, 2012

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached U.S.$ 474.6 million (including energy sales) for the first quarter of 2012. a decrease of 4.9% compared to the previous quarter. This decrease was mainly due to lower sales volume of 8.9%. and partially offset by higher average prices of 0.6%.

When compared with the U.S.$ 526.9 million (including energy sales) reached in the same quarter of 2011, pulp sales decreased 9.9%. This decrease is mainly explained by lower average prices of 18.7%. and partially offset by higher sales volume of 11.0%.

In line with our estimations for the end of year 2011, December would be the month when the down cycle bottomed. In January of this year we began to see a recovery in demand and prices of both long fiber and short fiber. This recovery lasted all the first quarter of 2012 and for almost all markets. The main price recovery was for short fiber, while in long fiber the recovery was moderate.

In Asia, and particularly in China, there was a recovery of 5% in long fiber and 9% in short fiber. Short fiber inventory levels were at low levels, and paper manufacturers had to restock at levels that would give them security, especially those which depend on pulp imports. At the same time, many importers and traders took advantage of low import prices and increasing local prices. In long fiber the situation was different due to a less regular but important amount of supply coming from Scandinavia during this quarter. This additional supply limited further price increases and was due to low container freight from Europe to Asia and excess of installed capacity in Europe caused by the closure of paper production, introducing extra pulp to the market. Other Asian markets have followed the same price trend but maintaining normal import volumes.

In Europe there was a more complex scenario than in Asia. On one hand the pulp producers have put pressure for price increases following the trend of other markets, and on the other hand the paper market was down, hence the demand for pulp. This situation was seen especially for pine long fiber. Supply has increased mainly caused by additional supply from integrated paper producers which have stopped its paper production but continued producing pulp and selling to the market instead of for internal consumption. As a consequence, long fiber price increased only 3% in the quarter short fiber increased 12%. These pulp price increases along with less demand for paper and a decline in paper prices have eroded margins even for tissue paper, which in general has had a positive growth trend.

North America did not show important recovery signs in terms of pulp consumption, but did not show signs of deterioration. In terms of price, the North American market followed the global trend at a slower pace and only for eucalyptus short fiber with an 8% increase. There were no increases in long fiber.

Latin America has been very stable, with positive levels of demand and with better market prices.

Interim Review First Quarter 2012 Results

May 28th, 2012

2- Sawn Timber Division

Compared to the U.S. $180.6 million sold during the fourth quarter of 2011, sawn timber sales increased by 4.6% during the first quarter of 2012, reaching sales of U.S. $188.8 million. This increase was mainly due to higher sales volume of 0.8% and higher average prices of 3.7%.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales increased 6.4% or U.S.$ 11.4 million, mainly due to an increase in average prices of 11.3% and partially offset by lower sales volume of 4.5%.

The real estate and construction sectors in the United States continue without significant changes during the first quarter of 2012. The housing starts index reached in March 654,000 units per year. Current construction levels are still low when compared to the past ten year average. During the first quarter of 2012 the sales price of remanufactured moldings improved compared to the previous quarter.

During the first quarter of 2012 markets have slightly declined, especially in Asia. As a consequence, we have had price cuts and lower sales volume in China, Korea, Japan and Taiwan. Stocks of lumber in China have been at high levels, and as consequence demand has been lower and there was pressure to lower prices. We do not expect significant changes in the price of sawn timber products for the next months.

3- Panels Division

Panel’s sales (including energy sales and consolidation of Moncure) sales reached U.S.$ 304.5 million in the first quarter of this year, an increase of 0.7% when compared to the U.S.$ 302.4 million obtained in the fourth quarter of 2011. Compared with the previous quarter, prices remained relatively stable with an increase of 0.7%. Without considering volume sales of our new Moncure unit, sales volume decreased 12.3% mainly explained by the closure of our Curitiba mill and the destruction of our Nueva Aldea plywood mill in January of this year.

Compared with the same quarter of 2011, sales were 2.4% higher. This increase in sales can be explained by higher average prices 0.3% and the consolidation of our Moncure unit during this first quarter. Sales volume declined 9.2% (without considering volume sales of Moncure).

Our plywood sales had a 24% drop in sales volume, mainly explained by the fire that affected our mill in Nueva Aldea this year on January 1st. On the contrary, prices have shown increases of up to 11%, especially in North and South America and our domestic markets.

Our MDF sales had an increase in terms of volume, mainly due to a higher demand within South America and Asia, and an increase in sales prices of 10%.

For particleboard, sales volume dropped 18% when compared to the same quarter of 2011. This decrease is mainly explained by the closure of our Curitiba particleboard mill in December of 2011.

Our MDF moldings had an 18% increase in sales volume, which is explained by a recovery in North American demand with a 16% increase in sales. An additional driver that sustains this increase is the sales of moldings to Russia and Holland, being both new markets for Arauco in this product segment. Prices have also shown an increase of 3%.

Sales volume of hardboard panels were in line with the first quarter of 2011, however, prices have continued increasing reaching a 5% increase on a year over year comparison. In general there has been a strong demand for this product, which has been affected by lower supply from other competitors.

Interim Review First Quarter 2012 Results

May 28th, 2012

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached U.S.$ 2,847.2 million at the end of the first quarter of 2012, an increase of 15.6% or U.S.$ 384.4 million compared to the U.S.$ 2,462.7 million obtained in the fourth quarter of 2011. When compared with the U.S.$ 3,246.6 million reached in the same period last year, there was a decrease of 12.3% or U.S.$ 399.5 million.

•	Cash and cash equivalents:

As of March 2012 our cash balance reached U.S.$ 538.0 million, an increase of 70.3% or U.S.$ 222.1 million when compared to the U.S.$ 315.9 million reached in the previous quarter, mainly due to the issuance of U.S.$ 500 million in 144A/RegS bonds in January 2012.

When compared to the first quarter of 2011, there was a decrease of 41.0% or U.S.$ 374.3 million. This was mainly due to the payment of U.S.$ 387 million from our Yankee bonds due in September 2011, our capital contributions to Montes del Plata of U.S.$ 242.4 million, and our Moncure and Vale do Corisco investments (both totalling approximately U.S.$ 288.0 million), partially offset by the issuance of U.S.$ 700.0 million in 144A/RegS bonds and other long term loans.

•	Accounts receivables:

Accounts receivables reached U.S.$ 840.6 million during the fourth quarter of 2011, an increase of 13.5% or U.S.$ 100.2 million compared to the fourth quarter of the year. This increase in part is explained by insurance claim receivables for damages of the Nueva Aldea panel mill caused by the January 2012 fire. When compared to the same quarter of 2011, accounts receivables decreased 4.4% or U.S.$ 39.1 million.

Non Current Assets

Non current assets reached U.S.$ 10,200.0 million at March 2012, an increase of 2.1% or U.S.$ 204.9 million compared to the fourth quarter of 2011. When compared with the U.S.$ 9,460.0 million reached in the same period last year, there was an increase of 7.8% or U.S.$ 740.0 million.

Interim Review First Quarter 2012 Results

May 28th, 2012

Financial Debt

Arauco’s consolidated financial debt as of March 31, 2012 reached U.S. $ 3,666.9 million, an increase of 14.1% or U.S. $ 453.6 million when compared to December 2011. This increase is mainly explained by a U.S.$ 500 million 144A/RegS bond issued in January 2012.

When compared to March 2011, our financial debt increased 8.4% or U.S.$ 284.5 million. This was mainly due to the issuance of the U.S.$ 500 million 144A/RegS in January 2012 and a bank loan for U.S.$ 200.0 million obtained in December 2011, partially offset by the payment of Yankee bonds of U.S.$ 387.0 million due in September 2011.

Our consolidated net financial debt increased 8.0% or U.S.$ 231.5 million when compared with December 2011. Compared with the same quarter of 2011, our consolidated net financial debt increased 26.7% or U.S.$ 658.8 million.

Financial Debt

In U.S. Million	March 2012	December 2011	March 2011

Short term financial debt	182.2	244.5	522,4
Long term financial debt	3,484.7	2,968.8	2,859,9
TOTAL FINANCIAL DEBT	3,666.9	3,213.3	3,382.3

Cash and cash equivalents	538.0	315.9	912.3
NET FINANCIAL DEBT	3,128.9	2,897.4	2,470.1

Financial Debt Profile

(In U.S. Million)

Interim Review First Quarter 2012 Results

May 28th, 2012

FINANCIAL RATIOS

Financial Ratios

	1Q 12	4Q 11	1Q 11	YTD 2012	YTD 2011
Profitability
Gross margin	27.7%	25.8%	38.2%	27.7%	38.2%
Operating margin	7.7%	4.7%	19.8%	7.7%	19.8%
LTM(1) Adjusted EBITDA margin	26.9%	29.9%	38.3%	26.9%	38.3%
ROA (EBIT / Total assets)	3.6%	8.6%	8.5%	3.6%	8.5%
LTM ROCE (EBIT x (1–tax rate) / (WorkingCap+Fixed assets)	6.0%	7.3%	9.5%	6.0%	9.5%
ROE (Net income / Equity)	2.9%	10.3%	10.2%	2.9%	10.2%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	5.8x	6.7x	7.4x	5.8x	7.4x
Net financial debt / Adjusted EBITDA LTM	2.7x	2.2x	1.6x	2.7x	1.6x
Financial debt / Total capitalization(2)	31.2%	31.4%	32.7%	31.2%	32.7%
Net financial debt / Total capitalization	26.0%	28.3%	23.9%	26.0%	23.9%
Financial debt / Shareholders’equity	45.9%	46.3%	49.3%	45.9%	49.3%
Net financial debt / Shareholders’ equity	38.2%	41.8%	36.0%	38.2%	36.0%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review First Quarter 2012 Results

May 28th, 2012

FIRST QUARTER AND SUBSEQUENT EVENTS

In January Arauco achieved its lowest yields ever in the international bond market

On January 4th, 2012, Arauco issued a 144 A / Reg S bond in the U.S. market for U.S.$ 500 million. The bond was issued at a yield of 4.938% with a maturity of 10 years bullet, with a spread of 295 bps over the UST-10. This yield is also the lowest ever reached by Arauco in the international market.

The net proceeds of this bond is being used to refinance a portion of outstanding debt and for general corporate purposes.

January 2012 wildfires

Commencing on December 31, 2011 wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. The fires destroyed our Nueva Aldea plywood mill and approximately 7,000 hectares of our forest plantations. The affected forest plantations represent approximately 0.7% of our total forest plantations. Our Nueva Aldea plywood mill, which represented an investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity, and 2% of Consolidated Net Income.

We have started with our studies to rebuild this plant, and we expect to start up it in approximately 24 months.

Panel mill Acquisition in Moncure, U.S.A.

In January, 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina. The facility includes medium-density fiberboard (MDF) and high-density fiberboard (HDF) production lines with annual production capacity of up to 330,000 cubic meters, a particleboard (PBO) production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines.

In April Arauco issued UF 5,000,000 in the local bond market

On April 26, 2012 we issued UF 5 million aggregate principal amount (approximately U.S.$ 232.0 million) of bonds in the Chilean local market. The series of bonds was issued at 3.88%, the lowest yield we have ever achieved for a 21 year bond.

The use of proceeds for this bond is for refinancing debt and to finance our investment program for the year.

Arauco presented Environmental Impact Study for Arauco mill brownfield project

On April 27th, Arauco presented an Environmental Impact Study for a brownfield project at our Arauco pulp mill (Proyecto de Modernización y Ampliación de la Planta Arauco, “MAPA” ).

This project includes an upgrading of our current facilities and an expansion of the Arauco mill capacity through the construction of a new pulp line. In addition, the project will have a new cogeneration energy plant based on biomass, and will be able to supply renewable energy to the National Electricity Grid.

With this project, the Arauco mill will be able to reach a production capacity of 2.1 million tons of pulp per year.

Interim Review First Quarter 2012 Results

May 28th, 2012

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	1Q 12	4Q 11	1Q 11

Revenue	1,010.4	1,036.0	1,041.7
Cost of sales	(730.9)	(768.8)	(643.6)
Gross Income	279.6	267.2	398.1
Other operating income	61.7	274.3	64.6
Distribution costs	(99.0)	(103.0)	(106.5)
Administrative expenses	(102.8)	(116.0)	(85.0)
Other operating expenses	(34.1)	(38.6)	(12.4)
Financial income	3.8	3.5	7.3
Financial costs	(58.1)	(45.0)	(51.6)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(0.4)	(5.4)	(3.9)
Exchange rate differences	10.8	(14.7)	13.2
Income Before Income Tax	61.4	222.4	223.7
Income tax	(9.3)	(42.5)	(47.2)
Net Income	52.1	179.9	176.5
Profit attributable to parent company	0.6	(0.4)	4.0
Profit attributable to non-parent company	51.4	180.3	172.5

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2012 Results

May 28th, 2012

Consolidated Balance Sheet

In U.S. Million	1Q 12	4Q 11	1Q 11

Cash and cash equivalents	538.0	315.9	912.3
Other financial current assets	0.1	0.0	3.0
Other current non-financial assets	233.8	207.2	204.1
Trade and other receivables. net	840.6	740.4	879.8
Related party receivables	99.1	70.2	63.4
Inventories	794.6	795.1	777.1
Biological assets. current	275.8	281.4	335.3
Tax receivables	49.8	37.2	57.5
Non-current assets clasiffied as held for sale	15.3	15.3	14.1
Total Current Assets	2,847.2	2,462.7	3,246.6
Other non-current financial assets	48.4	1.2	40.0
Other non-current and non-financial assets	105.9	99.9	57.0
Non-current receivables	7.0	7.3	10.7
Investments accounted through equity method	934.8	886.7	513.3
Intangible assets	16.7	17.6	10.9
Goodwill	60.8	59.1	67.7
Property. plant and equipment	5,407.7	5,324.2	5,160.7
Biological assets. non-current	3,479.6	3,463.2	3,472.6
Deferred tax assets	139.0	135.9	127.2
Total Non-Current Assets	10,200.0	9,995.1	9,460.0
TOTAL ASSETS	13,047.2	12,457.7	12,706.5

Other financial liabilities, current	185.1	249.0	527.8
Trade and other payables	423.8	397.1	391.3
Related party payables	12.3	9.8	12.0
Other provisions, current	9.0	8.6	6.4
Tax liabilities	128.3	145.0	85.9
Current provision for employee benefits	3.5	3.3	3.3
Other current financial liabilities	246.1	219.2	285.1
Total Current Liabilities	1,008.1	1,031.9	1,311.8
Other non-current financial liabilities	3,484.7	2,969.0	2,859.9
Other non-current provisions	11.0	9.7	7.8
Deferred tax liabilities	1,277.7	1,256.2	1,380.0
Non-current provision for employee benefits	38.6	36.1	35.3
Other non-current financial liabilities	125.8	124.6	143.9
Total Non-Current Liabilities	4,937.8	4,395.6	4,426.9
Non-controlling participation	92.4	90.5	110.9
Net equity attributable to parent company	7,009.0	6,939.6	6,856.9
TOTAL LIABILITIES AND EQUITY	13,047.2	12,457.7	12,706.5

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2012 Results

May 28th, 2012

Consolidated Statement of Cash Flows

In U.S. Million	1Q 12	4Q 11	1Q 11

Collection of accounts receivables	1,122.3	959.5	1,023.9
Collection from insurance claims	0.5	268.6	0.0
Other cash receipts (payments)	82.0	77.0	61.0
Payments of suppliers and personnel (less)	(1,025.2)	(863.7)	(896.0)
Dividends and other distributions received	0.0	0.0	0.0
Interest paid and received	(47.0)	(21.8)	(55.8)
Income tax paid	(19.8)	(34.0)	(14.2)
Other (outflows) inflows of cash. net	(0.1)	(1.0)	(0.0)
Net Cash Provided by (Used in) Operating Activities	112.8	384.6	118.9
Capital Expenditures	(284.7)	(512.0)	(165.3)
Other investment cash flow	(20.2)	19.9	(33.6)
Net Cash Provided by (Used in) Investing Activities	(304.9)	(492.1)	(198.9)
Proceeds from borrowings	524.0	495.3	8.2
Repayments of borrowings	(114.4)	(355.4)	(51.2)
Dividends paid	0.0	(90.8)	(2.6)
Other inflows of cash. net	0.3	(3.2)	0.3
Net Cash Provided by (Used in) Financing Activities	409.9	45.9	(45.4)
Total Cash Inflow (Outflow) of the Period	217.7	(61.6)	(125.4)
Effect of exchange rate changes on cash and cash equivalents	4.3	0.0	(6.2)
Cash and Cash equivalents. at beginning of the period	315.9	377.4	1.043.8
Cash and Cash equivalents. at end of the period	538.0	315.9	912.3

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties. many of which are outside Arauco’s control. which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission. specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof. and the Arauco assumes no obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information. please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494